Phone:	(561)417-8100
Fax:	(561)417-8195
Email:	distefano@BlankRome.com

January 3, 2008

VIA EDGAR TRANSMISSION

Anita Karu, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:

PC Universe, Inc.
Amendment No. 1 to Form 10
Filed November 16, 2007
File 0-52804

Dear Ms. Karu:

On behalf of our client, PC Universe, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated December 14, 2007 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Item 1. Description of Business, page 1

1.

We note your response to comment 7 in our letter dated October 11, 2007. Please further disclose, as stated in your response, that the merger transaction was arrived at pursuant to normal competitive negotiation and that you and Poker TV acted independently of each other and had no relationship to each other nor interlocking board members, officers or other conflicts of interest.

As requested, the Company has revised its disclosure in the section “Description of Business.”

Industry Background, page 2

2.

As previously requested in comment 11 in our letter dated October 11, 2007, clearly explain why you believe each trend represents an opportunity for your business.

As requested, the Company has revised its disclosure in the section “Industry Background” to explain why it believes three of the bulleted trends represent an opportunity for the business.

 www.BlankRome.com

Delaware   •   Florida   •   Hong Kong   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

Key Target Markets, page 2

3.

Appendix IV does not appear to support your belief that IT spending is increasing in the areas you serve. Accordingly, please delete that statement.

As requested, the Company has deleted the referenced statement.

Growth Strategy, page 3

4.

Please explain “solution bundles.”

The Company has deleted the terminology “solution bundles” from the disclosure and instead states that it intends to provide multiple software solutions and technical services to SMB customers throughout the U.S.

E-Commerce, page 5

5.

Please explain “self-service tools to enhance our customer’s buying experience.”

The Company has provided in the disclosure that some of the self-service tools used to enhance its customer’s buying experience include 24-hour online order tracking to assist customers in keeping up to date with their latest order status, memory configurators to assist customers in selecting the right memory upgrade for their computer or other electronic device such as an MP3 player or digital camera, and an HP supplies guide to direct customers to ink, toner, and paper that is compatible with their specific HP printer model.

6.

Please disclose (as stated in response) that your web sites do not currently and have never offered poker or other gaming services to web users.

The Company has added the referenced disclosure to the “E-Commerce” section.

Employees, page 6

7.

The number of employees you disclose is 40, not 41.  Please advise or revise.

The Company has revised the disclosure to correctly state that it currently has 40 full-time employees.

Item 1A, Risk Factors, page 7

8.

It does not appear you have revised the risk factor caption “We face and will continue to face significant price competition” as indicated in your response. Please revise.

The Company has revised the referenced risk factor heading to read “We face and will continue to face significant price competition which could adversely affect our revenues and operating margins.”

Selected Financial and Other Data, page 16

9.

We reviewed your response to comment 35 from our letter dated October 11, 2007 and the revisions to your disclosure. The weighted-average number of shares of common stock outstanding for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 differ from the amounts reflected in your financial statements.  Please revise the

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

weighted average number of shares reflected in the table or in the financial statements as appropriate.

As requested, the Company has amended the disclosure of the weighted-average number of shares of common stock in the Selected Financial and Other Data table and the June 30, 2007 financial statements on page F-18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

10.

We considered your response to comment 40 in our letter dated October 11, 2007. It appears to us that the amount of co-op funds received from your vendors has a significant impact on your operating income or loss. Tell us why you believe that disclosure of changes in co-op advertising support and other vendor consideration would not be material to an investor’s understanding of your operating results. Otherwise, please include a discussion of the impact of co-op support and other vendor incentives on cost of sales, gross profit and operating results.

Please see the Company’s response to Comment 21.

Item 6.  Executive Compensation, page 28

11.

We note your response to comment 46 in our letter dated October 11, 2007 and we reissue that comment.  You state that the board of directors reviews compensation information on Salary.com.  Please identify those companies whose compensation you reviewed. See Item 402(b)(2)(xiv) of Regulation S-K. We note that you have removed the reference to companies within the financial services industry. Please advise us why you removed that reference when you previously indicated that the board of directors reviewed compensation paid to employees in that industry.  In the alternative, revise this section to explain why you have compared your compensation to compensation in the financial services industry and indicate how that affects the level of compensation you pay.

The survey data compiled at Salary.com, which the Company receives as a paid subscriber, does not identify the names of the peer group companies upon which the current compensation data is based. The comparable chief executive officer salary data at Salary.com was provided to the service by undisclosed retail and wholesale companies within the Fort Lauderdale metropolitan area with more than 25 full-time employees. The Company has revised the disclosure to further clarify the geographic location, industry and size of the unnamed peer group companies.

The reference to companies in the financial services industry has been removed because this industry reference was made in error. The Company did not review the compensation paid to employees in the financial services industry but rather reviewed the compensation paid to employees in the retail and wholesale industry. The disclosure has been corrected to state that the executive compensation comparison data was reviewed for the retail and wholesale industry.

12.

We note your response to comment 48 in our letter dated October 11, 2007. In addition to providing a non-equity incentive plan compensation column in the summary compensation table, please include the grants of plan-based awards table in future filings, as applicable and as required by Item 402(d) of Regulation S-K. In that table, you should disclose the grant of the non-equity incentive plan compensation in the year in which you grant the award.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

The Company notes the Staff’s comment and as requested will include the non-equity incentive plan compensation column in the summary compensation table and the tabular presentation of plan-based awards in future filings.

13.

We note your response to comment 50 in our letter dated October 11, 2007 and we reissue that comment.  Please disclose the actual EBITDA targets.

The Company has revised the disclosure in the “Executive Compensation” section in “Business Performance Metrics” to provide that the initial business performance metric the Company has established is the achievement of $1.00 of EBITDA.

Business Performance Metrics, Page 29

14.

The second sentence appears incomplete. Please advise or revise.

As provided in the preceding response, the Company has revised the second sentence of the paragraph to provide that the initial business performance metric the Company has established is the achievement of $1.00 of EBITDA.

Item 15.  Financial Statements and Exhibits, page 40

15.

We note your response to comment 56 in our letter dated October 11, 2007. Please revise your exhibit index to indicate confidential treatment was requested for Exhibit 10.10.

As requested, the Company has revised the exhibit index to clearly indicate that confidential treatment was requested for Exhibit 10.10.

Audited Financial Statements

Statements of Operations, page F-4

16.

We reviewed your response to comment 61 in our letter dated October 11, 2007 and the revisions to your disclosure, and reissue our comment in part.  Please present the provision for income taxes as a single line item. Refer to paragraph (a)11 of Rule 5-03 of Regulations S-X. Please similarly revise the unaudited statement of operations on page F-17.

As requested, the Company has revised pages F-4 and F-18 to present the provision for income taxes as a single line item.

Cash Flows, page 24

17.

We reviewed the revisions to your disclosure in response to comment 43 from our letter dated October 11, 2007. Please explain to us what consideration you gave to poor accounts receivable collections in estimating your allowance for doubtful accounts receivable. Specifically address how you analyze the aging of accounts receivable and the methodology you use in determining your estimate.

During the years 2005 and 2006, the Company had turnover of personnel within its accounts receivable group, which reduced its collection calls and its ability to collect certain receivables in a timely manner.  During that time and on-going, senior management regularly reviewed the accounts receivable aging. Collection issues were confined to large enterprise customers who regularly purchase product and these customers credit worthiness was regularly reviewed.  These customers had the largest accounts receivable balances and represented the highest

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

concentration of risk. During the period, as the sales were recorded a provision was made as to an estimate of the uncollectability. At the end of each reporting period the Company does a more extensive review to determine the necessary bad debt allowance. In 2007, the Company increased its reserve due to a specific customer that had financial difficulty, with which the Company ceased doing business but had open invoices.  Pursuant to Company policy, the Company immediately reserved for the invoices and continued to pursue payment. In the fall of 2007, the customer filed bankruptcy, and the Company has reduced accounts receivable and allowance for bad debts by these invoices.

Statement of Stockholders’ Equity, page F-5

18.

We reviewed your response to comment 63 in our letter dated October 11, 2007.  Please explain to us how you concluded that there were no undistributed earnings as of the date your Sub-Chapter S election was terminated given the amount of undistributed retained earnings as of December 31, 2005 and your earnings for the six months ended June 30, 2006.

The Company did not have undistributed earnings at the date the S election was terminated. The Company had accumulated retained earnings prior to becoming an S-corporation. The Company was a C-corporation for a portion of the period prior to the merger in 2006 (November 1, 1995 through December 31, 1996), during which time the Company generated and retained earnings. The Company, prior to the merger, generated losses and distributions in excess of earnings ($71,342) as an S - Corporation.

The following recaps the retained earnings through May 31, 2006:

Retained Earnings
Pre S-Corporation election
November 1, 1995 through December 31, 1996	179,162

S-Corporation election – January 1, 1997
Accumulated Adjustment Account: accumulated earnings/losses less distributions to shareholders during the period in which the S election was in effect (January 1, 1997 through December 31, 2005).	(46,683)

Total Retained Earnings at December 31, 2005	132,479

Accumulated Adjustment Account Net Loss: January 1, 2006 through May 31, 2006 (S election terminated day before merger)	(34,619)

Retained Earnings May 31, 2006	97,860

Notes to Financial Statements, page F-7

19.

We considered your response to comment 65 in our letter dated October 11, 2007.  Although revenue from services is not significant, given your disclosure regarding value added services and the types of IT products you offer in the description of your business, please disclose revenues for each product and service or each group of similar products and services or tell us why such disclosure is impracticable or not required. Refer to paragraph 37 of SFAS 131. If disclosure of information about products is impracticable please disclose that fact.

The “value added” service the Company provides essentially is assisting the customer in selecting the right product for the customer’s intended use. The Company does not charge an extra fee for this service but it is incorporated into its product markup. For example, a customer may initially be interested in purchasing a Dell computer. The Company will then, together with the customer, analyze the customer’s

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

needs to determine if the selected product satisfies its requirements.  At the conclusion of this process, the Company will recommend what it believes is the appropriate computer hardware to purchase, which may or may not be what the customer originally stated. Therefore, no separate disclosure of revenues generated for services is required.

Based upon the above, we do not believe our value added services as described in the filing are within the scope of paragraph 37 of SFAS No. 131.

Note 1 – Nature of Operations, page F-7

20.

We note your response to comment 66 in our letter dated October 11, 2007 and reissue our prior comment.  We believe that appropriate disclosure of the change in capital structure at the acquisition date is important to understanding that the post reverse-acquisition comparative financial statements furnished for the legal acquirer are those of the accounting acquirer.  Please revise future filings to disclose that the comparative historical financial statements presented are those of PCU and that the capital structure of the consolidated company is not different from that appearing in the historical financial statements in earlier periods due to accounting for the merger as a recapitalization.

The Company has noted your comment and will revise its future filings accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-7

21.

We reviewed your responses to comments 69 and 72 in our letter dated October 11, 2007. In your response to comment 69, you state that you receive nothing more than a volume discount from vendors and inventory is reduced at the time of purchase. Yet, in your response to comment 72 you provide the amount of co-op advertising funds recognized in revenues for each period presented. Also, in your disclosure on pages 3 and 4 under the “sales and marketing” and “products and merchandising” headings you disclose that your marketing activities are funded by MDF programs, co-op advertising programs and other vendor programs and that your technical certifications and vendor sales authorizations provide advantages such as purchase discounts, incentives, marketing funds, training and price protection. Please provide to us a detailed analysis of the types of consideration you receive from vendors and your related accounting policies together with an analysis of your compliance with the guidance in EITF 02-16 for each type of consideration. Also, disclose that your classification of co-op advertising funds as revenues does not comply with GAAP and the related effects on your financial statements. Otherwise, revise your financial statements to properly classify co-op advertising reimbursements as a reduction of inventory, and thus cost of sales, or as a reduction of advertising expense in accordance with the provisions of EITF 02-16 and include appropriate disclosure regarding the revisions. If you conclude that co-op advertising reimbursements should be classified as a reduction of advertising expense, disclose the amount of reimbursements so recognized in each period presented in the advertising accounting policy on page F-8. In addition, as previously requested, please disclose your accounting policies regarding consideration received from vendors.

The Company notes the Staff’s comment. Below is a table that shows the Co-Op funds the Company received in the form of Co-Op, MDF and backend funds.  The Company did not track this by type and therefore cannot provide a detailed analysis by type. When the Company receives these funds, it debits cash and credits co-op revenue. EITF 02-16 suggests that such amounts should be recorded as a reduction of cost of sales and services or as a reduction of advertising, depending on the nature of the program. The table below shows the impact on revenue, cost of sales, and our gross margin if the amounts were to be reclassified.  In each year presented the change to revenue and cost of sales results in an impact of a fraction of a percent, and no change to the Company’s gross profit and the gross profit percentage. The Company believes this change is not material. While the Company agrees that

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

the amounts should be reflected as a reduction to cost of sales or advertising expense, it does not believe the current presentation is materially incorrect or is misleading to investors. The Company respectfully requests that it may make the proposed revisions, pursuant to EITF 02-16, in all future filings.

Current Presentation	2006	2005	2004

Net Sales with Co-Op	$ 26,555,658	$ 25,214,384	$ 29,984,615
Cost of Sales	$ 22,889,196	$ 22,045,350	$ 26,188,739
Gross Profit	$ 3,666,462	$ 3,169,034	$ 3,795,876

Percent Gross Profit	13.8%	12.6%	12.7%

	2006	2005	2004

Co-Op	$ 60,254	$ 91,205	$ 208,857

Co-Op in COGS	2006	2005	2004

Net Sales with Co-Op	$ 26,495,404	$ 25,123,179	$ 29,775,758
Cost of Sales	$ 22,828,942	$ 21,954,145	$ 25,979,882
Gross Profit	$ 3,666,462	$ 3,169,034	$ 3,795,876

Percent Gross Profit	13.8%	12.6%	12.7%

22.

We reviewed your response to comment 70 in our letter dated October 11, 2007, but note that you did not revise your disclosure as requested. Please disclose the types of costs classified as cost of sales and services, selling and advertising expenses and general and administrative expenses.  Refer to APB 22.

As requested, the Company has added the additional disclosure.

Inventory, page F-7

23.

We note your response to comment 71 in our letter dated October 11, 2007. Please explain to us why you believe that your policy of expensing inbound freight costs and overhead costs such as receiving, inspection and warehousing costs as period expenses complies with GAAP. Refer to Statement 3 of Chapter 4 of ARB 43.

The Company has minimal costs that qualify for capitalization since the vast majority of its sales are drop-shipped from its distributors. The Company’s inventory balance is very low, and it receives free inbound freight on all orders over $50. Additionally, the Company’s inventory turnover is 15 times per year, with average time in the warehouse of only 24 days. Although the occurrences are generally rare and the amounts are immaterial, when inventory on hand is not expected to fall within the criteria cited above, the noted expenses are accounted for pursuant to Statement 3 of Chapter 4 of ARB 43.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

Revenue Recognition, page F-9

24.

We reviewed your response to comment 68 in our letter dated October 11, 2007 and the revisions to your disclosure, and we reissue the comment in part. Please tell us how you allocate revenue to the awards earned under the TechPoints customer loyalty program.

The Company allocates revenue on a per item sold basis. Currently, TechPoints can only be earned and redeemed on computer hardware sold through pcuniverse.com web site. When a customer purchases product, TechPoints are automatically generated by each product purchased. Each TechPoint is worth $0.00225 and each $1 spent on the web site, earns 1 TechPoint. An example of our accounting treatment:

Customer orders a $100.00 hardware product on our web site, they would earn 100 TechPoints. The transaction to record it would be:

Debit:

Accounts Receivable

$100.00

Credit:

Product Revenue

$99.775

Credit:

Deferred Revenue

$0.225

Within 1 year of purchase, the customer redeems the TechPoints on a newly purchased $50 item.  The transaction to record it would be:

Debit:

Accounts Receivable

$49.775

Debit:

Deferred Revenue

$0.225

Credit:

Product Revenue

$50.00

25.

We reviewed your response to comment 73 in our letter dated October 11, 2007 and we reissue the comment in part. Please disclose your revenue recognition policy regarding technical services.

As requested, the Company has added the following disclosure.

“Technical service revenue is recognized as service is completed. Services revenue is invoiced after the service is produced.”

26.

We reviewed your response to comment 74 in our letter dated October 11, 2007, but note that you did not revise your disclosure. Please disclose your revenue recognition policies for revenue sharing arrangements and the criteria used to determine whether you recognize sales of tangible products and revenue sharing arrangements on a gross or net basis.

As requested, the Company has added the following disclosure.

“The Company recognizes revenue on a gross basis for drop-shipments from its distributors and vendors, in accordance with EITF 99-19. The Company recognizes revenues on a gross basis for revenue-sharing arrangements and expenses the revenue sharing fees under cost of sales and service.”

27.

We note your response to comment 75 in our letter dated October 11, 2007 and we reissue the comment in part. Please provide us with a description of third party service and extended warranty contracts under which you recognize revenue at the time of sale versus over the contract period.  If you also sell extended service plans pursuant to which you are the primary obligor, please clarify your disclosure as appropriate.  Refer to FTB 90-1.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

The Company re-sells third party service and extended warranties, but is not the holder of the contract. The contract is through an independent company with no affiliation to the Company.  If the Company repairs computer hardware under a warranty program, the Company is provided a separate fee from the warranty contract company. Due to these conditions, the Company believes it is not the primary obligor and does not need to recognize revenue over the contract period pursuant to FTB 90-1. The Company recognizes revenue at the time of sale.

Note 3 – Concentrations of Credit Risks, page F-10

28.

We reviewed your response to comment 76 in our letter dated October 11, 2007 and the revisions to your disclosure. Please disclose the amount of revenues from each customer that accounted for 10 percent or more of your revenues for the year ended December 31, 2006.

The Company notes the Staff’s comments and has amended the disclosure to correct the typographical error and has disclosed the amount of revenues from each customer for the year ended December 31, 2006.

Note 5 – Operating Lease Costs, page F-12

29.

We reviewed your response to comment 77 in our letter dated October 11, 2007, but note that you did not disclose your accounting policies as requested.  Please disclose how you recognize rent expense and account for rent escalations and leasehold improvement incentives. Also, your response indicates that reimbursed leasehold improvements in 2006 were not accounted for in accordance with the guidance in FTB 88-1. Please tell us why you believe that the error is not material to your financial statements. Refer to SAB Topics 1-M. Otherwise, revise your financial statements as appropriate with due consideration of related disclosure requirements.

The Company notes the Staff’s comments. The Company believes the $19,000 in leasehold improvements in 2006 was not material. The Company recognizes the Staff’s comment and will follow FTB 88-1 to make a catch up provision in 2007.  If the Company changed its accounting in 2006, the Company would have experienced a net loss of $37,113. The basic and diluted EPS would remain at (0.00).

Note 6 – Stockholders’ Equity, page F-12

30.

We reviewed your response to comment 78 in our letter dated October 11, 2007. We understand from your response that the shares of common stock issued to the broker by Poker TV were outstanding shares as of the merger date. Please confirm whether our understanding is correct. If so, it appears that the shares should be presented as net shares issued as a result of the reverse merger. If not, it appears that the shares issued to the broker would be considered an expense in the financial statements of PCU. If our understanding is correct, please revise to present the transaction as shares issued to the stockholders of Poker TV in the merger. Otherwise, please advise.

The shares of common stock issued to the broker by Poker TV were outstanding shares as of the merger date.  The Statement of Stockholders’ Equity, page F-5 and Note 6 on page F-13, were revised.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

Unaudited Financial Statements

Statement of Stockholders’ Equity, page F-18

31.

We reviewed your response to comment 79 in our letter dated October 11, 2007. Please address the following matters:

•

Tell us whether the shares of restricted stock issued in consideration of the April 5, 2007 consulting agreement were issued for cash or as compensation for services.  If the restricted stock was issued as compensation for services, tell us how you accounted for the stock-based payment and the basis in GAAP for your accounting treatment. Address the provisions of SFAS 123R and EITF 96-18 as appropriate.  In doing so, tell us the market price of your common stock on the date of issuance of the restricted shares and why the value assigned to the restricted shares represents fair value. Refer to paragraph 7 of SFAS 123R.

The shares of restricted stock were issued on April 5, 2007 as compensation for services rendered.  The market price of unrestricted stock on that date was $1.15 per share. Since the sale of restricted stock (the owner would not be allowed to freely sell the stock for 2 years under certain securities laws) and the stock is thinly traded, the services rendered was more reliably measurable. The Company negotiated with the consulting firm in an arms length transaction for a 57% discount.

•

Tell us the terms of the warrants issued in respect of the selling arrangement, including provisions related to exercisability, settlement and expiration. Tell us the market price of your common stock on the date of issuance of the warrants and why the value assigned to warrants represents fair value. Also, tell us how you accounted for the warrants and whether the warrants are classified as equity or as a liability and the basis in GAAP for your accounting treatment.  Address the provisions of SFAS 123R, SFAS 150 and SFAS 133 to the extent applicable.

The warrants were issued to the broker as a finders fee for the private placement that closed on the same day that the warrant agreement was executed. The common stock price on the day the warrants were issued was $1.18. The warrants were accounted for in accordance with SAB Topic 5A. The Company accounted these warrants as a cost of the offering and was an offset of the equity section. If the valuation were changed, the accounting treatment would be exactly the same within the equity section.

•

Tell us the items and their amounts included the net charge to common stock and additional paid-in capital in respect of shares issued for services. It is unclear to us why shares issued for services would result in a charge of stockholders’ equity.

We note the Staff’s comments; please see our response to bullets 1 and 2 of our comment 31.

•

Tell us the market price of your common stock on the issuance date of the shares of common stock issued in payment of accrued interest and why the value assigned to the shares represents fair value.  It appears that additional interest expense should be recognized based on the difference between the fair value of the stock issued and the book value of accrued interest extinguished.

The market price of free trading common stock on the date (6/13/07) the shares were issued was $0.65 per share. The accrued interest was converted to common stock at a price of $0.82 per share, for restricted stock. This was above the market price at the time, therefore the Company did not record additional interest expense.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

Note 1 – Nature of Operations, page F-20

32.

We note the additional disclosures in response to comment 80 in our letter dated October 11, 2007. Please disclose the terms of the warrants issued in connection with the private placement, including provisions related to exercisability, settlement and expiration. Also, tell us how the repayment of your outstanding $500,000 note is presented in the statement of cash flows.  Please note that Rule 10-01(a)(5) of Regulation S-X requires disclosure of events subsequent to the end of the most recent fiscal year that have a material impact on your financial position and results of operations. Disclosure should encompass for example, changes in capitalization including new borrowings or modification of existing financing arrangements.

The repayment of the note is presented on the statement of cash flows in the financing activities under the line, Principal payments on long-term debt. The Company disclosed the additional warrant information on page F-21, to disclose the beginning exercise date of April 10, 2007, the expiration date of May 30, 2012, the exercise price of $0.75, the ability to exercise for cash or by cashless exercise and what the warrant holder needs to do to exercise (complete notice of exercise and surrender the warrant).

Form 10-Q for Fiscal Quarter Ended September 30, 2007

33.

Please address the comments above as appropriate.

As requested, the Company has amended its quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 to address the comments set forth above as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Cash Flow, page 16

34.

It appears that there are several items that had a material impact on operating cash flows for each of the periods presented.  These items include, among others, the net loss net non-cash charges and credits, accounts receivable, inventory and accounts payable. Please revise to describe the causes for material changes from period to period in line items that had a material impact on operating cash flows. Refer to Item 303 of Regulation S-K.

We note the Staff’s comments and have added the requested disclosures.

Statements of Cash Flows, page 6

35.

Please tell us what the interest line item in adjustments to reconcile net loss to net cash provided by operating activities represents and why the amounts are properly presented as non-cash charges or credits in the statement.

The Company’s note payable to a finance group had a non-cash interest bearing portion that was paid in 2007, 2006 represents accrued and unpaid interest expense. The note bears an interest rate of 15% per annum. Payments of interest only of 10% per annum were due quarterly. The remaining 5% per annum of interest was accrued and added to the principal balance of the note.

36.

It appears that payments of long-term debt for the nine months ended September 30, 2006 represent proceeds. Please advise.

The comment is noted, and the cash flow statement has been adjusted to reflect the Staff’s comment.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

Notes to Financial Statements, page 7

37.

Please disclose events subsequent to the end of the most recent fiscal year that had a material impact on your results of operations and financial position. Refer to Rule 10-01(a)(5) of Regulation S-X and the comment above regarding the unaudited financial statements included in Form 10/A.

The Company notes the Staff’s comment. The Company is adding the private placement that took place in April 2007 to the Liquidity section and the Notes to Financial Statements but the Company believes that the private placement has been fully disclosed in the Form 10, the June 30, 2007 financial statements and the Statement of Stockholders Equity in tabular format. In the future, the Company will add these items to the Notes to Financial Statements when applicable.

Note 2 – Summary of Significant Accounting Policies, page 7

Stock Based Compensation, page 7

38.

We note that you adopted the 2007 Stock Incentive Plan in September 2007. Please revise to disclose the adoption of the 2007 Stock Incentive Plan and the number of shares reserved for issuance under the plan.  Also, given the recent adoption of the plan and the grant of options as disclosed in Item 2 of Part II, please revise to include all of the disclosures required by paragraph A240 of SFAS 123(R). Refer to Rule 10-01(a)(5) of Regulation S-X. In addition, please explain to us why no stock-based compensation expense was recognized during the quarter. Further, you should discuss the adoption of the plan and the potential impact of stock-based compensation in Management’s Discussion and Analysis if Financial Condition and Results of Operations.

The Company notes the Staff’s comment. The Company concluded the expense was not material in the period ended September 30, 2007. The options were issued on September 13, 2007 and would have incurred a $3,805 expense. The Company will catch up this expense in future filings and also disclose its compliance with paragraph A240 of SFAS 123(R). The Company’s assumptions for the expense were as follows:

Volatility: 48.8%, using Zones, Inc. for 5 years, which is a Company competitor

Stock Closing Price on Option Grant Date:  $0.45

Stock Option Strike Price: $0.375

Risk Free Rate: 5.25%

Vesting: 5 years

Options Granted: 1,667,500

The Black-Scholes calculation valued the option at $0.2450 per option. Overall, the option has an expense of $408,538. The Company has amended the Management’s Discussion and Analysis to reflect future costs of the stock option expense.

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

Income Taxes, page 8

39.

The provision for income taxes differs from the amount reflected in the statement of operations on page 4. Please revise as appropriate.

We note the Staff’s comment and have made the appropriate adjustment in the statement of operations.

40.

Please tell us why deferred tax assets related to net operating loss carry forwards are classified as current. Refer to the guidance in paragraph 41 of SFAS 109. Also tell us why you believe it is more likely than not that your deferred tax assets will be realized and why no valuation allowance is required. In doing so, tell us the evidence, both positive and negative, you considered to determine that a valuation allowance is not required.

The Company notes the Staff’s comment. The Company revised its 2007 – 2009 financial plans in mid-2007. This revision, along with the original plan, continued to show that the Company would experience a loss in 2007, breakeven in 2008 and profitability in 2009. The Company believes that the deferred tax assets would be used within 3 years of receiving them. The Company has also considered that the deferred tax assets should have an allowance, due to uncertainty of economic conditions that the Company may experience. We eventually felt that the deferred tax asset should not have an allowance due to the detailed plan that reflected analytical data.

Item 4 – Controls and Procedures, page 17

41.

Please revise the conclusion of your co-principal executive officers and principal financial officer regarding the effectiveness of your disclosure controls and procedures to clearly state your disclosure controls and procedures are effective at the reasonable assurance level as opposed to in reaching a reasonable level of assurance.  Also, please disclose that that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

As requested, the Company has revised the disclosure accordingly.

42.

Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to state, if true, that there were no changes as opposed to “no significant changes” in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Otherwise, disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

As requested, the Company has revised the disclosure accordingly to state that there were no changes in the Company’s internal control over financial reporting.

******************

Anita Karu, Esq.
Securities and Exchange Commission

January 3, 2008

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-417-8117.

Very truly yours,

/s/  REBECCA G. DISTEFANO

Rebecca G. DiStefano

cc:

Thomas M. Livia

Michael Labinski

Bruce Rosetto, Esq.

Ethan Seer, Esq.